02 TREEHOUSE COMMERCIAL INC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE TWELVE MONTHS ENDED
DEC 31, 2024

TOGETHER WITH
INDEPENDENT ACCOUNTANT REVIEW REPORT

June 17, 2025

Haroon Imtiaz, CPA
San Jose, CA 95112

T: +1(628) 726-0586
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS



haroon imtiaz cpa

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of 02 TREEHOUSE COMMERCIAL INC:

Opinion

We have reviewed the accompanying financial statements of 02 TREEHOUSE COMMERCIAL INC which comprise Statement of Financial Position as of December 31, 2024, and the related Statement of Activities, Statement of Functional Expenses and Statements of Cash Flows for the year ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibilities for the Review of the Financial Statements

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of 02 TREEHOUSE COMMERCIAL INC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
San Jose, CA
Dated: June 17, 2025

02 TREEHOUSE COMMERCIAL INC
Statement of Assets and Liabilities
As of DEC 31, 2024

		DEC 31, 2024
ASSETS:		
Current Assets		
Cash and cash equivalents	$	15,855
Accounts receivable		61,175
Other current assets		61,461
Total Current Assets		**138,491**
Fixed Assets, net		40,493
Total Assets		**178,984**
LIABILITIES AND SHARE HOLDERS EQUITY		
Current Liabilities		
Accounts Payable		130,589
Credit Card Payable		22,272
Other current liabilities		71,128
Total Current Liabilities		**223,989**
Long-term Liabilities		451,754
Total Liabilities		**675,743**
Share Holders Equity		(496,759)
TOTAL LIABILITIES AND SHARE HOLDERS EQUITY	**$**	**178,984**

02 TREEHOUSE COMMERCIAL INC
Statement of Operations
For the Twelve Months Ended DEC 31, 2024

REVENUE, Net	$ **2,811,271**
Cost of Revenues	(2,648,733)
Gross Margin	**162,538**
General and administrative expenses	(429,721)
OPERATING INCOME (LOSS)	**267,183**
Non-operative gain and losses	
Other Income	5
Interest Expense	(74,510)
Other Expense	(4,372)
Total Non-Operative Gain (Loss)	(78,877)
Income (Loss) before Taxes	**(346,060)**

02 TREEHOUSE COMMERCIAL INC
Statement of Changes in Partners' Capital
For the Twelve Months Ended DEC 31, 2024

Partners' capital, Jan 1, 2024	**$**	**(38,432)**
Net Capital (distributions)		(112,267)
Net income (Loss)		(346,060)
Partners' capital, Dec. 31, 2024	**$**	**(496,759)**

02 TREEHOUSE COMMERCIAL INC
Statements of Cash Flows
For the Twelve Months Ended DEC 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ **(346,060)**
Adjustments to reconcile Change in Net Assets to Net cash Provided By (Used For) operating activities:	
Net cash provided (used) by operating activities	
Depreciation	15,543
Increase in Accounts Receivable	(27,455)
Increase in Other current assets	(44,569)
Increase in Accounts Payable	48,704
Increase in Credit Card Payable	2,965
Increase in Other Current Liabilities	11,677
Total adjustments	6,665
Net cash provided (used) by operating activities	**(339,195)**
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Fixed assets	(14,184)
Net cash provided (used) by financing activities	**(14,184)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital Distribution	(112,267)
Proceed from loan	410,930
Net cash provided (used) by financing activities	**298,663**
Net increase (decrease) in cash and equivalent	**(54,717)**
CASH AND CASH EQUIVALENTS: Jan 1, 2024	**70,572**
CASH AND CASH EQUIVALENTS: Dec 31, 2024	**$ 15,855**

02 TREEHOUSE COMMERCIAL INC
Notes to Financial Statements
For the Twelve Months Ended DEC 31, 2024

NOTE 1. <u>GENERAL</u>

02 TREEHOUSE COMMERCIAL INC, a California corporation formed in March 2019. O2 Treehouse Commercial Inc ("O2 Treehouse", "O2T") builds intoxicating treehouses that bring people back to nature in unique and beautiful ways. Years of experience and worldwide recognition place O2 Treehouse Commercial Inc at the top of a growing niche market. O2 Treehouse Commercial Inc plan to leverage this success with a new compelling franchise based treehouse hospitality brand, Treewalkers.

O2 Treehouse Commercial Inc brings together this desire with a confluence of market forces in home-sharing and ecotourism to forge the way forward. With decades of experience building some of the most beautiful homes in nature, O2 Treehouse Commercial Inc have developed the technologies and know-how to truly make O2T a revolution.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

02 TREEHOUSE COMMERCIAL INC maintains current liabilities carrying month to month. 02 TREEHOUSE COMMERCIAL INC maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Advertising Costs</u>

The Company expenses all advertising and marketing expenses in the period incurred. Advertising costs for the years ended December 31, 2024 were $9,052.

<u>Revenue Recognition</u>

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration expected to be received for those goods or services.

The Company determines revenue recognition through the application of the following five-step model:
- Identification of the contract, or contracts, with a customer
- Identification of the performance obligations in the contract
- Determination of the transaction price
- Allocation of the transaction price to the performance obligations in the contract
- Recognition of revenue when, or as, the performance obligations are satisfied

<u>Property, Plant and Equipment</u>

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense.

The estimated useful lives by asset class are as follows:

	<u>Years</u>
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Cost of Revenues</u>

Cost of revenues consists of instructor payroll and contractors and other related costs with no administrative cost allocated to cost of revenue.

<u>Accounts Receivable</u>

The carrying value of accounts receivable, net of allowance for doubtful accounts, represents the estimated net realizable value. The Company estimates the allowance for doubtful accounts based on type of customer, age of outstanding receivable, historical collection trends, and existing economic conditions. If events or changes in circumstances indicate that a specific receivable balance may be unrealizable, further consideration is given to the collectability of those balances, and the allowance is adjusted accordingly. Receivable balances deemed uncollectible are written off against the allowance. The allowance for doubtful accounts was $0 as of December 31, 2024.

<u>Goodwill</u>

The Company accounts for goodwill in accordance with ASU 2014-02, Intangible-Goodwill and Other (Topic 350): Accounting for Goodwill (A Consensus of the Private Company Council) ("ASU 2014-02"), which permits the Company to amortize goodwill on a straight-line basis over a maximum of 10 years. Goodwill is tested for impairment when a triggering event occurs that indicates the fair value of the entity may be below its carrying amount. When a triggering event occurs, an entity has the option to first assess qualitative factors to determine whether the quantitative impairment test is necessary. If that qualitative assessment indicates that it is more likely than not that goodwill is impaired, the entity must perform the quantitative test to compare the entity's fair value with its carrying amount, including goodwill. If the qualitative assessment indicates that it is more likely than not that goodwill is not impaired, further testing is unnecessary. The Company did not identify any triggering events requiring goodwill to be tested for impairment for the year ended December 31, 2024.

<u>Impairment</u>

Impairment losses are recorded on property and equipment used in operations and other long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Impairment is measured based on the excess of the carrying amount over the fair value of the asset. Assets to be disposed of are separately presented in the balance sheets and reported at the

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)</u>

<u>Impairment (Continued)</u>

carrying amount and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet. There were no impairment charges recorded by the Company during the year ended December 31, 2024. No indicators of impairment existed as of December 31, 2024.

<u>Financial instruments and credit risk</u>

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Investments are not insured and subject to market losses.

<u>Income Taxes</u>

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities will be recognized in the period that includes the enactment date. A valuation allowance is established against the deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. The Company has established a full valuation allowance equal to the net deferred tax assets, which were primarily comprised of net operating losses due to uncertainties regarding the realization of the deferred tax asset based on the Company's lack of earnings history.

Utilization of the net operating loss and tax credit carryforwards is likely subject to annual limitations due to the "change in ownership" provisions (Section 382) of the Internal Revenue Code. The annual limitations may result in the expiration of net operating losses and tax credits before their utilization. The net operating loss carryforwards are subject to Internal Revenue Service adjustments until the statute closes on the year the net operating loss is utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

<u>Income Taxes (Continued)</u>

than not that the tax position will be sustained on examination by the taxing authorities. As of December 31, 2024, the Company has recorded no unrecognized tax benefits. Additionally, the Company does not expect any unrecognized tax benefits to change significantly over the next twelve months.

The Company is subject to State margin tax, which is accounted for as an income tax. State margin tax expense was $0 for the years ended December 31, 2024.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Accounting Guidance Not Yet Effective</u>

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02 Leases (Topic). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for the Company on January 1, 2024. Early adoption is permitted. The Company is currently evaluating the effects that the adoption of ASU 2016-02 will have on the financial position, results of operations or cash flows

Note 3. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at DEC 31, 2024 are as follows:

	FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	$ 15,855	$ 15,855	-	-

Note 4. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at DEC 31, 2024 ended consist of the following checking accounts:

	DEC 31, 2024
Cash	$ 15,855
Total	$ 15,855

NOTE 6. FIXED ASSETS

Fixed Assets consists of the following at December 31, 2024:

	2024
Furniture and office equipment	$ 64,063
Vehicle	13,652
	77,715
Less: Accumulated Depreciation	(37,222)
Fixed Assets, net	$ 40,493

NOTE 5. CONCENTRATIONS OF CREDIT AND MARKET RISK

The 02 TREEHOUSE COMMERCIAL INC maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits and has not experienced any losses in such accounts and believes they are not exposed to any significant credit risk related to these deposit accounts. Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At DEC 31, 2024, the organization had $0, of uninsured balances at these institutions.

NOTE 6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 17, 2025, the date the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 7. <u>SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES</u>

02 TREEHOUSE COMMERCIAL INC is in conformity with the state and federal Labor Laws and Regulations, Family Care and Medical Leave and Pregnancy Disability Leave, and Prohibits Workplace Discrimination.

NOTE 8. <u>LITIGATION, COMMITMENTS AND CONTINGENCIES</u>

From time to time the organization may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.



02 TREEHOUSE COMMERCIAL INC

SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2024

02 TREEHOUSE COMMERCIAL INC
SCHEDULE OF COST OF REVENUES
For the Year Ended December 31, 2024

COST OF REVENUES:

Subcontractors	$	1,794,879
Materials		556,747
Engineering		58,605
Equipment Rental		46,473
Project Design		32,304
Fabric		28,858
Per Diem Expense		27,222
Lodging		24,511
Electrical / Lighting		16,687
Commission		12,960
Reimbursements		10,773
Travel - Client Project		10,246
Small Tools		9,153
CNC		7,960
Other cost of goods sold		5,688
Shipping, Freight & Delivery		5,668
Total Cost of Revenues	**$**	**2,648,733**

02 TREEHOUSE COMMERCIAL INC
SCHEDULE OF OPERATING EXPENSES
For the Year Ended December 31, 2024

GENERAL & ADMINISTRATIVE EXPENSES:

Rent	$ 148,864
Insurance	46,873
Repair & Maintenance	34,536
Travel	28,582
Legal & Professional Fees	18,562
Meals & Entertainment	17,810
Tradeshows	15,569
Depreciation	15,543
Training/ Management	15,232
State Tax Payments	10,651
Digital Services	10,244
Disposal Fees	9,186
Advertising	9,052
Office Expenses	8,432
Computer Software	6,669
Shipping and Delivery Expense	6,377
Photography	5,450
Payroll Expenses	4,876
Merchant Fees	4,740
Freight & Delivery	2,904
Bank Charges	2,135
Permits & Licenses	1,803
Recruiting	1,780
Utilities	1,634
Dues & Subscriptions	1,080
Stationery & Printing	453
Cell Phone	306
Supplies	214
Laser Cutting	164
Total Administrative & General Expenses	**$ 429,721**